-------------------------------------------
																	OMB APPROVAL
																-------------------------------------------
																OMB Number
																Expires:
																Estimated average burden
																hours per response ............. 0.5
																-------------------------------------------
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1943,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject of Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*
Watts			Gilbert			H.
	(Last)			(First)		(Middle)
--------------------------------------------------------------------------------
	1006 Trammel Street
				(Street)
--------------------------------------------------------------------------------
	Dalton			GA			30720
	(City)			(State)			(Zip)
--------------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol
	Vinings Investment Properties Trust
VIPIS
--------------------------------------------------------------------------------
3.  IRS or Social Security Number of Reporting Person (Voluntary)
--------------------------------------------------------------------------------
4.  Statement for Month/Year
	3/2000

5.  If Amendment, Date of Original (Month/Year)
--------------------------------------------------------------------------------
6.  Relationship of Reporting Person to Issuer
	(Check all applicable)

	[  ]  Director				[X]  10% Owner
	[  ]  Officer (give title below)		[X]  Other (specify below)

		Former Trustee
	--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check applicable line)

	[X]  Form filed by one Reporting Person
	[   ]  Form filed by more than one Reporting Person

--------------------------------------------------------------------------------
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

												5.
												Amount of		6.			7.
												Securities		Ownership		Nature of
					3.		4.					Beneficially		Form:			Indirect
					Transaction	Securities Acquired (A)			Owned at End		Direct (D)		Beneficial
			2.		Code		or Disposed of (D)			of Month		or Indirect (1)		Ownership
1.			Transaction	(Instr.8)		(Instr.3,4, and 5)				(Instr.3 and 4)		(Instr.4)			(Instru.4)
Title of Security		Date		-----------	---------------------------			------------------		----------------		-------------
(Instr.3)			(mm/dd/yy)	Code	V	Amount		(A) or (D)	Price
------------------------------------------------------------------------------------------------------------------------------------
Shares of Beneficial	3/17/00		S		3,355		D		5.45	8,500*			D
Interest, without par
Value

Shares of Beneficial	3/17/00		S		12,392		D		5.45	470,588*		I
Interest, without par
Value

------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person, see Instruction 4 (b) (v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*The 8,500 Shares owned by Mr. Watts represents 8,500 Shares that Mr. Watts may acquire upon the exercise of options within 60 days of July 17, 2000.
The sale of 3,355 Shares represents Shares owned by Watts Agent, L.P.. Mr. Watts, as managing partner of Watts Agent, L.P., is deemed to be the beneficial owner of the Shares owned by Watts Agent, L.P. Watts Agent, L.P. owns
470,588 preferred units of Vinings Investment Properties, L.P. which may be converted into shares of beneficial ownership of the Trust within 60 days of July 17, 2000. The 12,392 shares represent 6,196 Shares owned by ANTS, Inc. ("ANTS") and 6,196 Shares owned by A&P Investors, Inc. ("A&P") (ANTS and A&P are collectively referred to herein as the "Companies"). Mr. Watts was a minority shareholder in both ANTS and A&P and divested himself of his interest in the Companies.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------

																10.
																Owner-
								6.								ship
						5.		Date		7.						Form of
						Number of	Exercisable	Title and				9.		Deriva-
						Derivative	and Expi-	Amount of			Number of 	tive
				3.	4.	Securities	ration Date	Underlying			Derivative	Security:
		2.		Trans-	Trans-	Acquired (A) or	(Month		Securities			Securities	Direct		11.
1.		Conversion	action	action	Disposed of (D)	Day/year)	(Instr.3 and 4)	8.		Beneficially	(D)		Nature of
Title of 		or Exercise	Date	Code	(Instru.3,4,	-------------	----------------	Price of		Owned at 	or		Indirect
Derivative	Price of		(Month	(Instr.8)	and 5)		Date	Expi-	Title  Amount	Derivative	End of 		Indirect		Beneficial
Security		Derivative	Day/		----------		Exer-	ration	 or Number	Security		Month		(I)		Ownership
(Instr.3)		Security		Year)	Code V	 (A)	(D)	cisable	Date	of Shares	(Instr.5)		(Instr.4)		(Instr.4)		(Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
None.
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
-----------------------------------------------------------

	/s/  Gilbert H. Watts					July 17, 2000
--------------------------------					---------------------------
	Signature of Reporting Person				Date



**  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.

	See U.S.C. 1001 and 15 U.S.C, 78ff(a).